UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Abcam plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

000380204

(CUSIP Number)

Jonathan Milner

Honey Hill House, 20 Honey Hill

Cambridge CB3 0BG

With copies to:

Richard M. Brand Cadwalader, Wickersham & Taft LLP 200 Liberty Street New York, NY 10281 212-504-6000	Michael Newell Cadwalader, Wickersham & Taft LLP 100 Bishopsgate London EC2N 4AG 44 (0) 20 7170 8540

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Dr. Jonathan Milner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 11,763,100[1]
	8	SHARED VOTING POWER 2,410,802[2]
	9	SOLE DISPOSITIVE POWER 11,763,100[1]
	10	SHARED DISPOSITIVE POWER 2,410,802[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,173,902[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.16%*
14	TYPE OF REPORTING PERSON IN

* All percentage calculations set forth herein are based upon the aggregate of 230,151,118 Ordinary Shares as of October 2, 2023, as reported in Exhibit 99.2 of the Issuer’s Report of Foreign Private Issuer on Form 6-K Filed with the SEC on October 5, 2023.

1 Includes 11,700,200 Ordinary Shares directly held by the Reporting Person and 62,900 shares directly held by the Reporting Person through American Depository Shares representing, each, one Ordinary Share (“ADS”).

2 Includes 399,382 ADSs held by the Reporting Person’s spouse, 1,977,967 ADSs held by three limited companies over which the Reporting Person exercises investment discretion and 33,453 ADSs held by a charitable trust to which the Reporting Person is a trustee and signatory. The Reporting Person disclaims beneficial ownership over the shares beneficially owned by his spouse, except to the extent of his pecuniary interest therein.

This Amendment No. 14 to Schedule 13D (this “Amendment No. 14”) amends and supplements the Schedule 13D filed on May 1, 2023, as amended and supplemented on May 18, 2023, May 30, 2023, June 5, 2023, June 6, 2023, June 12, 2023, June 20, 2023, June 21, 2023, June 23, 2023, June 27, 2023, August 16, 2023, September 14, 2023, September 28, 2023 and October 10, 2023 (the “Original 13D,” and as amended and supplemented by this Amendment No. 14, the “Schedule 13D”) by the Reporting Person, relating to the Ordinary Shares of the Issuer. Except as specifically provided herein, this Amendment No. 14 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms not defined in this Amendment No. 14 shall have the meaning ascribed to them in the Original 13D.

The purpose of this Amendment No. 14 is to update the disclosure in Items 4 and 7 of the Schedule 13D as hereinafter set forth.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the Ordinary Shares of the Issuer. The principal executive offices of the Issuer are located at Discovery Drive, Cambridge Biomedical Campus, Cambridge, CB2 0AX, United Kingdom.

ITEM 2.	IDENTITY AND BACKGROUND

(a), (f) This statement is being filed by Dr. Jonathan Milner, a citizen of the United Kingdom.

(b) The address of the Reporting Person is Honey Hill House, 20 Honey Hill, Cambridge, CB3 0BG.

(c) The Reporting Person’s principal occupation is as an investor and executive in life sciences companies.

(d), (e) During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following:

On October 12, 2023, the Reporting Person published his Proxy Statement Supplement for the forthcoming court meeting, as set forth more fully in Exhibit 99.21 hereto.

ITEM 5.	PURPOSE OF TRANSACTION

(a) The Reporting Person is the holder of 11,700,200 Ordinary Shares and 62,900 ADSs. In addition, the Reporting Person may be deemed to share beneficial ownership over (a) 1,977,967 ADSs beneficially owned by three limited companies over which the Reporting Person exercises investment discretion, (b) 399,382 ADSs beneficially owned by the Reporting Person’s spouse and (c) 33,453 ADSs held by a charitable trust to which the Reporting Person is a trustee and signatory. The Reporting Person disclaims beneficial ownership over the shares beneficially owned by his spouse, except to the extent of his pecuniary interest therein. The shares described in this Item 5 represent approximately 6.16% of the outstanding Ordinary Shares

(b)

(i)	Sole power to vote or to direct the vote: 11,763,100

(ii)	Shared power to vote or direct the vote: 2,410,802

(iii)	Sole power to dispose or to direct the disposition of: 11,763,100

(iv)	Shared power to dispose or to direct the disposition of: 2,410,802

(c)  See Schedule V, which is incorporated herein by reference, describes the transactions by the Reporting Person in the Common Stock during the past sixty days.

(d) N/A

(e) N/A

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following exhibit:

Exhibit 99.21    Proxy Statement Supplement by Jonathan Milner, dated October 12, 2023.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 2023

By:	/s/ Jonathan Milner
Name: Jonathan Milner

Schedule V

TRADING DATA

The following table sets forth all transactions in the Ordinary Shares of the Issuer effected by the Reporting Person in the past 60 days. Except as otherwise noted below, all such transactions were purchases or sales of Ordinary Shares effected in the open market and the table excludes commissions paid in per share prices.

Reporting Person	Trade Date	Buy/Sell	No. of Shares/ Quantity	Unit Cost/ Proceeds	Security
Jonathan Milner	9/11/2023	Buy	4,500	$22.8599	ADS
Jonathan Milner	9/12/2023	Buy	4,500	$22.7899	ADS
Jonathan Milner	9/13/2023	Buy	4,500	$22.8389	ADS
Jonathan Milner	9/14/2023	Buy	4,500	$22.8172	ADS
Jonathan Milner	9/15/2023	Buy	4,500	$22.8200	ADS
Jonathan Milner	9/18/2023	Buy	4,500	$22.7244	ADS
Jonathan Milner	9/19/2023	Buy	4,500	$22.6700	ADS
Jonathan Milner	9/20/2023	Buy	4,500	$22.6500	ADS
Jonathan Milner	9/21/2023	Buy	4,500	$22.6800	ADS
Jonathan Milner	9/22/2023	Buy	4,500	$22.6000	ADS
Jonathan Milner	9/29/2023	Buy	4,400	$22.6722	ADS
Jonathan Milner	9/29/2023	Buy	4,400	$22.7461	ADS
Jonathan Milner	10/02/2023	Buy	4,400	$22.6457	ADS
Jonathan Milner	10/09/2023	Buy	4,500	$22.6700	ADS